

October 4, 2011

Via E-mail
Paul B. Nahi
Chief Executive Officer and President
Enphase Energy, Inc.
201 1st Street, Suite 100
Petaluma, CA 94952

> **Re:** **Enphase Energy, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 3 filed September 23, 2011**
> **File No. 333-174925**

Dear Mr. Nahi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Competitive Strengths, page 3

1. Given that you state in your response to prior comment 1 that you do not believe there is sufficient data available to make comparisons to other microinverter products, please revise your disclosure that your microinverter is industry leading in the last paragraph on page 2 and elsewhere in your prospectus to more clearly reflect the status of your product.

<u>Business, page 63</u>

2.   Please tell us why you believe it is appropriate to present your California market share and your Americas market share based upon different metrics. Also, tell us whether your market share would be materially different if your used alternative metrics for the regions you describe, such as the number of installations, total wattage of installations in the "Americas" or total dollar sales volume in California.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Paul B. Nahi
Enphase Energy, Inc.
October 4, 2011
Page 3

        You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief

cc (via e-mail): John H. Sellers
                    Cooley LLP